                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT
TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

             OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: Form S-8 Reg. No. 333-17473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ITW Bargaining Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Illinois Tool Works Inc.
            3600 West Lake Avenue
            Glenview, Illinois 60025

            ITW Bargaining Savings and Investment Plan (f/k/a Premark
                               International, Inc.
                  Bargaining Employees' Retirement Savings Plan)

                              Financial Statements
                        As of December 31, 2001 and 2000
                         Together With Auditors' Report

              Employer Identification Number 36-1258310/36-3461320
                               Plan Number 039/133

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan, formerly known as the Premark
International,  Inc. Bargaining Retirement Savings Plan, as of December 31, 2001
and 2000,  and the  related  statement  of changes in net assets  available  for benefits for the year ended December 31, 2001.  These  financial  statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with  accounting  principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

                                 ITW BARGAINING

                           SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2001 and 2000

    Employer Identification Number 36-1258310/36-3461320, Plan Number 039/133

                                                       2001            2000
                                                  --------------  --------------
ASSETS:
    Receivables-
      Company contributions                       $           --  $        2,471
      Participant contributions                               --           2,812
      Loan payments                                           --             573
                                                  --------------  --------------
                     Total receivables                        --           5,856
    Proportionate share of Master Trusts' assets      14,231,433      13,510,842
                                                  --------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS                 $   14,231,433  $   13,516,698
                                                  ==============  ==============

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                                 ITW BARGAINING

                           SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2001

           Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
    Contributions-
            Company                                            $       312,112
            Participant                                              1,284,191
            Rollover                                                     4,923
                                                               ---------------
                  Total contributions                                1,601,226

    Proportionate share of Master Trust net investment loss           (528,265)
    Benefits paid to participants                                   (1,348,487)
    Deemed distributions of participant loans                          (15,516)
    Transfers from other plans (Note 10)                             1,005,777
                                                               ---------------
                  Net increase                                         714,735

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                               13,516,698
                                                               ---------------
    End of year                                                $    14,231,433
                                                               ===============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                 ITW BARGAINING

                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

    Employer Identification Number 36-1258310/36-3461320, Plan Number 039/133

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following  describes the major provisions of the ITW Bargaining  Savings and
Investment  Plan  (the  "Plan")  which  was  previously  known  as  the  Premark
International,  Inc.  Bargaining  Employees'  Retirement  Savings  Plan prior to
January 1,  2001.  Participants  should  refer to the plan  document  for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining  agreements of  participating  business  units of Illinois Tool Works
Inc. and its  subsidiaries  (the  "Company")  are eligible to participate in the
Plan on the first day of the month  following  the  completion  of six months of service. Established on January 1, 1991 and as subsequently amended, the Plan is subject to provisions  of the Employee  Retirement  Income  Security Act of 1974
("ERISA").

Effective  January 1, 2001, the funding  vehicle for the Plan is the ITW Savings and Investment  Trust (the "ITW Master Trust") at Putnam Fiduciary Trust Company
(the  "Trustee").  Prior to January 1, 2001, the  investment  assets of the Plan were held in the Premark  International,  Inc. Master Defined Contribution Trust
(the "Premark Master Trust") at The Northern Trust Company,  the former trustee.
Collectively,  the ITW Master Trust and the Premark Master Trust are referred to as the "Master Trusts".

Participant and Company Contributions

Participants may contribute  amounts from a minimum of 1% to a maximum of 16% of eligible compensation to their pre-tax and after-tax accounts.  Separately,  the maximum pre-tax account contribution is 16% of eligible compensation,  while the maximum  after-tax  account  contribution  is  10%.  The  combined  pre-tax  and after-tax contributions cannot exceed 16% of eligible compensation. Participants may change their contribution percentages with each payroll. Prior to January 1,
2001,  the  percentage  of  compensation   contributed  could  be  increased  or
decreased, at the election of the employee, any time during the year, up to four times per year.

Participant  and  Company  contributions  may begin with the  attainment  of the eligibility  requirements of the Plan. The Company provides a contribution based on formulas set forth for each participating business unit of the Company.

Investment Funds

Effective  January  1,  2001,  there  are  thirty  investment  options  in which participants may choose to invest.  Prior to that date, the  participants  could choose to invest in four core investment  funds.  Investment income in each fund is allocated daily among the participants' balances in each fund, except for the
Putnam  Money Market Fund and the Stable  Asset Fund.  These two funds  allocate income to participant account balances monthly.

For  each  of  the  funds  valued  daily,  investment  income  is  allocated  to participant  accounts  based on the previous day's closing share value times the number of shares in their  account.  For the monthly  valued funds,  a month-end share value is determined by the Trustee from the  investments  and allocated to participant accounts based on the number of shares in their account.

Effective January 1, 2001, participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day. Prior to  January 1,  2001,  participants  were  allowed  to change  their  investment elections  or  transfer  their  balances  between  four  investment  options  in multiples of 1% on any day, but no more than twelve times per year.

Vesting

Participants'  interest in their employee contribution accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest as shown in the following table:

    Years of                    Vested
 Vesting Service              Percentage
-----------------             ----------
Less than 1                        0
1 but less than 2                 20%
2 but less than 3                 40%
3 but less than 4                 60%
4 but less than 5                 80%
5 or more                        100%

Participants  who terminate their  participation  in the Plan due to retirement, death or become  permanently  and totally  disabled  are granted full vesting in their Company contribution accounts.

Participant Loans

Participants  may  borrow  up to 50% of  their  vested  account  balance,  up to
$50,000,  with a minimum loan amount of $1,000 from the vested  portion of their accounts.  Loans bear a reasonable rate of interest, are secured by a portion of the  participants'  accounts and are repayable  over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon  termination of employment,  participants may receive a lump-sum payment of their  account  balances,  subject to the vesting  provisions  described  above.
Additional  optional  payment  forms  are  available  at  the  election  of  the participant.

Forfeitures

Forfeitures,  representing the unvested portion of the Company's  contributions, amounting to $373 as of December 31, 2001, will be used to reduce future Company contributions  pursuant  to the  terms  of the  Plan.  Also,  in  2001,  Company contributions were reduced by $403 from forfeited nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The  financial  statements  of the Plan are  prepared  on the  accrual  basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States  requires  management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and changes therein,  and disclosure of contingent  assets and  liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments  (other than those of the Stable  Asset  Fund) are  reported at fair values based on quoted market prices of the underlying  securities in which each
fund   invests.   Investments   of  the  Stable  Asset  Fund  consist  of  fully
benefit-responsive  investment  contracts  and are  reported at contract  value, which approximates fair market value.

Purchases and sales of securities  are recorded on a trade date basis.  Dividend income is recorded on the ex-dividend date.

The Plan  provides  for  investments  that,  in general,  are exposed to various risks, such as interest rate,  credit,  and overall market volatility risks. Due to the  level of risk  associated  with  certain  investment  securities,  it is reasonably  possible  that changes in the values of investment  securities  will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year,  rather than  the  original  cost  at  the  time  of  purchase.  The  Plan's  unrealized appreciation  (depreciation) and realized gain (loss) are included in the Plan's proportionate share of the ITW Master Trust's net investment income or loss.

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has  benefit-responsive  investment  contracts.  The accounts for these contracts are credited with earnings on the underlying  investments  and charged for  participant  withdrawals  and  administrative  expenses.  The contracts are
included  in  the  financial  statements  at  contract  value.   Contract  value
represents   contributions  made  under  the  contract,   plus  earnings,   less
participant withdrawals and administrative expenses.

There are no reserves  against  contract  value for credit risk of the  contract issuer or  otherwise.  The  average  yield and  crediting  interest  rates  were approximately 6 percent for 2001.

In 2000, two investment  contracts with wrapper agreements were terminated prior to  maturity  due to the  merger of the Plan.  At the time of  termination,  the market value of the assets  underlying the wrapper  agreements was significantly less than the book  value.  In October  2000,  the  Company  made a  restorative payment to the Plan on behalf of these  investment  contracts.  The  payment was made to restore the  difference  between the market  value and book value of the assets underlying the wrapper (benefit responsive)  agreements held in the Fixed
Income Fund.

4. ADMINISTRATIVE EXPENSES

Investment  management,  agent and professional fees, brokerage  commissions and administrative  services are paid by the Plan.  Other outside  professional  and administrative services are paid by or provided by the Company.

Plan expenses are paid through the ITW Master Trust. For the year ended December
31, 2001,  none of the fees paid through the ITW Master Trust were  allocated to the Plan.

5. ADMINISTRATION

All funds are  deposited  with and held for  safekeeping  by the Trustee under a master trust agreement with the Company.  The master trust  agreement  provides, among  other  things,  that  the  Trustee  shall  keep  accounts  of  all  trust transactions and report them periodically to the Company.  Investment decisions, within the  guidelines  of the  investment  funds,  are made by the  Trustee and investment  managers.  The  Trustee  may  use an  independent  agent  to  effect purchases  and sales of common stock of the Company for the Illinois  Tool Works
Inc.  Common Stock Fund.  Other  administrative  services,  such as  participant recordkeeping,  are  performed by the Trustee.  Prior to January 1, 2001,  the administrative services were performed by Hewitt Associates.

6. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest  according to Section 3(14) of ERISA. Through the ITW Master  Trust,  the  Trustee  serves as plan  fiduciary  and  investment manager  to the Plan.  As defined by ERISA,  any  person or  organization  which provides these services to the Plan is a related party-in-interest. Fees paid by the ITW Master  Trust to the Trustee were  $393,144 for the year ended  December
31, 2001.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The
Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. PLAN TERMINATION

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan  subject  to the  provisions  of ERISA.  In the event of Plan  termination, participants will become 100% vested in their accounts.

8. TAX STATUS

The Plan obtained its latest  determination letter on January 15, 1998, in which the Internal  Revenue Service stated that the Plan, as adopted,  was designed in accordance  with the  applicable  requirements  of the  Internal  Revenue  Code.
Effective  January 1, 1997,  the Plan was amended and restated.  The Company has not yet received a  determination  letter for the amended and restated plan. The plan  administrator  believes  that  the Plan is  currently  being  operated  in compliance  with the  applicable  requirements  of the  Internal  Revenue  Code.
Therefore,  the plan administrator  believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. MASTER TRUSTS

Certain  amounts  in  the  Plan's  financial  statements  represent  the  Plan's proportionate share of the corresponding total of the Master Trusts.

The net Master Trusts' assets as of December 31, 2001 and 2000, are a follows:

                                          ITW Master Trust       Premark Master
                                               2001                Trust 2000
                                          ----------------      ---------------
Assets-
Non-interest bearing cash                   $           --       $      113,258
                                            --------------       --------------
Receivables-
   Interest and dividends                               --            2,196,531
                                            --------------       --------------
Investments, at fair value-
   Interest bearing cash                        23,814,926                   --
   Company common stock                        409,166,071          409,967,732
   Participant loans                            53,947,526           15,332,727
   Value of interest in common/collective
       trusts                                   74,025,136          191,095,758
   Value of interest in registered investment
       companies                               939,722,911          192,190,597
   Other                                       201,743,550                   --
                                            --------------       --------------
       Total investments                     1,702,420,120          808,586,814
                                            --------------       --------------
          Net Master Trust assets           $1,702,420,120       $  810,896,603
                                            ==============       ==============

The Plan's  proportionate  share of the Master  Trusts'  assets  represents  the specific  assets which are  identifiable  to the Plan and an  allocation  of the common assets. The Plan's  proportionate  share of the ITW Master Trust's assets were 1% at December  31,  2001.  The Plan's  proportionate  share of the Premark
Master Trust's assets were 2% at December 31, 2000.

For the year ended  December 31, 2001,  the earnings on  investments  of the ITW
Master Trust are as follows:

Investment income-
    Interest-
      Interest-bearing cash                                        $        278
      Participant loans                                               4,301,286
                                                                   ------------
         Total interest                                               4,301,564

    Dividends on Company common stock                                 4,691,352
    Net loss on sale of assets                                      (92,209,793)
    Unrealized appreciation of assets                               155,823,283
    Net investment loss from common/collective trusts                (9,230,658)
    Net investment loss from registered investment companies       (137,037,904)
    Other income                                                     12,917,123
                                                                   ------------
          Net investment loss                                      $(60,745,033)
                                                                   ============

10. TRANSFERS FROM OTHER PLANS

Effective  July 31,  2001,  the Kairak  401(k)  Plan was  merged  into the Plan.
Substantially  all of the assets were transferred on August 30, 2001. The assets transferred to the Plan totaled $60,088.

Effective October 31, 2001, the Stanley Knight Union 401(k) Plan was merged into the Plan.  Substantially all of the assets were transferred on November 1, 2001.
The assets transferred to the Plan totaled $945,689.

11. SUBSEQUENT EVENTS

Effective January 1, 2002, the maximum pre-tax  contribution is increased to 50%
of eligible  compensation,  subject to the IRS maximum deferral limit, while the maximum  after-tax  contribution  remains  at  10%.  The  combined  pre-tax  and after-tax contributions cannot exceed 50%.

Effective January 1, 2002, the Plan's vesting schedule for Company contributions will be shortened to immediate  vesting for all  employees  who are active on or after January 1, 2001.

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees  have  duly  caused  this  report  to be  signed  on its  behalf by the undersigned thereunto duly authorized on May 16, 2002.

                                    ITW BARGAINING SAVINGS AND
                                    INVESTMENT PLAN

                              By:   /s/ John Karpan
                                    -----------------------------------------
                                    John Karpan,
                                    Member of Employee Benefits Committee and
                                    Senior Vice President, Human Resources

                                                                      EXHIBIT 23

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report,  included  or  incorporated  by  reference  in this Form 11-K,  into the
Illinois Tool Works Inc.'s previously filed registration  statements on Form S-8
(File Nos. 333-22035,  333-37068, 333-75767 and 333-69542), Form S-4, (File Nos.
333-02671,  333-25471  and  333-88801)  and  Form S-3  (File  Nos.  33-5780  and
333-70691)  and Premark  International,  Inc.'s  previously  filed  registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 16, 2002

                                                                    EXHIBIT 99.1

May 16, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

Arthur  Andersen LLP has  represented to Illinois Tool Works Inc. that the audit completed for the ITW Bargaining Savings and Investment Plan for the year ending
December 31, 2001 was subject to Arthur  Andersen  LLP's quality  control system for the United States accounting and auditing practice.  Arthur Andersen LLP has provided  assurance to Illinois  Tool Works Inc. that the audit  engagement  was conducted in compliance  with  professional  standards.  The audit was conducted with the appropriate  continuity and  availability  of personnel,  in the United
States, as well as the appropriate availability of national office consultation.

Very truly yours,

/s/ Jon C. Kinney

Jon C. Kinney,
Senior Vice President and Chief Financial Officer, Illinois Tool Works Inc.